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                          SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC 20549

                                     Schedule 13G
                                    (Rule 13d-102)

               INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Amendment No. ___)(1)

                      Integrated Systems Consulting Group, Inc.
                                   (Name of Issuer)

                       Common Stock, $.005 par value per share
                            (Title of Class of Securities)

                                     45813K 10 7
                                    (CUSIP Number)







(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.     45813K 10 7

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Technology Leaders II L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                 (a) / x /
                                                 (b) /   /
3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

    5.   SOLE VOTING POWER

    6.   SHARED VOTING POWER                1,209,955

    7.   SOLE DISPOSITIVE POWER

    8.   SHARED DISPOSITIVE POWER      1,209,955

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,209,955

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /  /

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    15.1%

12. TYPE OF REPORTING PERSON*

    PN


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CUSIP NO.     45813K 10 7

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Technology Leaders II Offshore C.V.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                 (a) / x /
                                                 (b) /   /
3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Netherlands Antilles

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

    5.   SOLE VOTING POWER

    6.   SHARED VOTING POWER                1,209,955

    7.   SOLE DISPOSITIVE POWER

    8.   SHARED DISPOSITIVE POWER      1,209,955

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,209,955

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    15.1%

12. TYPE OF REPORTING PERSON*

    PN

CUSIP NO.     45813K 10 7

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Technology Leaders II Management L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                 (a)  / x /
                                                 (b)  /   /
3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

    5.   SOLE VOTING POWER

    6.   SHARED VOTING POWER                1,209,955

    7.   SOLE DISPOSITIVE POWER

    8.   SHARED DISPOSITIVE POWER      1,209,955

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,209,955

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    15.1%

12. TYPE OF REPORTING PERSON*

    PN


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Item 1 (a)    Name of Issuer:

Integrated Systems Consulting Group, Inc.

Item 1 (b)    Address of Issuer's Principal Executive Offices:

575 East Swedesford Road
Wayne, PA 19087

Item 2 (a)    Name of Person Filing:

(1) Technology Leaders II L.P.
(2) Technology Leaders II Offshore C.V.
(3) Technology Leaders II Management L.P.

Item 2 (b)    Address of Principal Business Office:

(1)(3)        800 The Safeguard Building
              435 Devon Park Drive
              Wayne, PA 19087

(2)           c/o ABN Trustcompany (Curacao) N.V.
              P. O. Box 224
              15 Pietermaai
              Curacao, Netherland Antilles

Item 2 (c)    Citizenship:

(1) Delaware limited partnership
(2) Netherland Antilles limited partnership
(3) Delaware limited partnership

Item 2 (d)    Title of Class of Securities:

Common Stock, $.005 par value per share

Item 2 (e)    CUSIP Number:

45813K 10 7

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a :

        (a) /  /   Broker or dealer registered under Section 15 of
                   the Act.

        (b) /  /   Bank as defined in Section 3(a)(6) of the Act.

        (c) /  /   Insurance Company as defined in Section 3(a)(19)
                   of the Act.

        (d) /  /   Investment Company registered under Section 8 of
                   the Investment Company Act of 1940.

        (e) /  /   Investment Adviser registered under Section 203
                   of the Investment Advisers Act of 1940.

        (f) /  /   Employee Benefit Plan, Pension Fund which is
                   subject to the provisions of the Employee
                   Retirement Income Security Act of 1974 or
                   Endowment Fund; see 13d-1(b)(1)(ii)(F).

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        (g) /  /   Parent Holding Company, in accordance with Rule
                   13d-1(b)(ii)(G); see Item 7.

        (h) /  /   Group, in accordance with Rule 13d-
                   1(b)(1)(ii)(H).

Not Applicable

Item 4   Ownership:

(a) Amount Beneficially Owned:

    1,209,955 (includes 169,931 shares that may be acquired upon exercise of currently exercisable warrants)

(b) Percent of Class:

    15.1%

(c) Number of shares as to which such person has:

    (i)    sole power to vote or to direct the vote:

           0

    (ii)   shared power to vote or to direct the vote:

           1,209,955

    (iii)  sole power to dispose or to direct the disposition of:

           0

    (iv)   shared power to dispose or to direct the disposition of:

           1,209,955

Technology Leaders II Management L.P. is the sole general partner of Technology Leaders II L.P. ("TL II") and a co-general partner of Technology Leaders Offshore C.V. ("TLO II"). TL II and TLO II are venture capital funds which are required by their governing documents to make all investment, voting and disposition actions in tandem. TL II is the record holder of 579,605 shares and a currently exercisable warrant to purchase 94,703 shares and TLO II is the record holder of 460,419 shares and a currently exercisable warrant to purchase 75,228. Technology Leaders Management II L.P. has sole authority and responsibility for all investment, voting and disposition decisions for TL II and TLO II, which powers are exercised through its eleven-person executive committee, by whose decisions the general partners have agreed to be bound.

Item 5        Ownership of Five Percent or Less of a Class:

Not applicable

Item 6        Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

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Item 7        Identification and Classification of the Subsidiary Which
              Acquired the Security Being Reported on By the Parent Holding
              Company:

Not applicable

Item 8        Identification and Classification of Members of the Group:

Technology Leaders II L.P., Technology Leaders II Offshore C.V., Technology Leaders II Management L.P. are members of a group for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934.

Item 9        Notice of Dissolution of Group:

Not applicable.

Item 10  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                      SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agrees, to the extent required by Rule 13d-1(f), that this statement is being filed on behalf on each of the Reporting Persons herein.


                             TECHNOLOGY LEADERS II L.P.
                             By Technology Leaders II Management L.P., general partner

                             By: /s/ Robert E. Keith Jr.
                                  Robert E. Keith Jr.
                                  President, Technology Leaders
                                  Management, Inc., a general partner
Dated:  February 7, 1997

                             TECHNOLOGY LEADERS II OFFSHORE C.V.
                             By Technology Leaders II Management L.P., co-general partner

                             By: /s/ Robert E. Keith Jr.
                                  Robert E. Keith Jr.
                                  President, Technology Leaders
                                  Management, Inc., a general partner
Dated:  February 7, 1997

                             TECHNOLOGY LEADERS II MANAGEMENT L.P.

                             By:/s/ Robert E. Keith Jr.
                                  Robert E. Keith Jr.
                                  President, Technology Leaders
                                  Management, Inc., a general partner
Dated:  February 7, 1997